

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

February 11, 2008

Dr. Lee J. Finniear
Chief Executive Officer
Metal Storm Limited
Building 4
848 Boundary Road
Richlands, Queensland 4077
Australia

> **Re:** **Metal Storm Limited**
> **Form 20-F for the year ended December 31, 2006**
> **Filed May 18, 2007**
> **File No. 000-31212**

Dear Dr. Finniear:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief